EXHIBIT 4.25

REIMBURSEMENT AGREEMENT

Dated for reference January 1, 2000

Between:

FLEET MANAGEMENT INC. a company incorporated under the laws of the Commonwealth of the Bahamas, with an office at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas ("FMI")

And:

TEEKAY SHIPPING CORPORATON, a Marshall Islands company with an office at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas ("Teekay")

Whereas:

  C. Sean Day provides consulting services to Cirrus Trust and JTK Trust ("the Trusts"). FMI pays C. Sean Day for such consulting services for and on behalf of the Trusts.

  Teekay has requested that C. Sean Day also provide consulting services to Teekay from time to time as required by Teekay, and the Trusts and FMI have agreed to permit C. Sean Day to provide such consulting services on the condition that Teekay reimburse FMI for certain consulting fees paid to C. Sean Day.

Now Therefore, for valuable consideration, the Parties agree as follows:

  Teekay agrees to reimburse FMI for consulting fees paid to C. Sean Day (or his consulting company) in connection with consulting services provided by C. Sean Day to Teekay. FMI shall invoice Teekay from time to time for such consulting services, together with reasonable disbursements incurred in connection with the provision of such consulting services, and Teekay agrees to pay such invoices within forty five (45) days of receipt of such invoice.

  Either party may terminate this Agreement upon not less than 6 months prior written notice.

  This Agreement shall be governed by the law of the Commonwealth of the Bahamas.

In Witness whereof the Parties have duly executed this Agreement.

Fleet Management Inc.

Per:        /s/ Arthur Coady
          Authorized Signatory

Teekay Shipping Corporation

Per:        /s/ Peter Antturi
          Authorized Signatory